UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Procaps Group, S.A.

(Name of Issuer)

Ordinary Shares, nominal value of $0.01 per share

(Title of Class of Securities)

L7756P 102 (Ordinary Shares)

(CUSIP Number)

9 rue de Bitbourg, L-1273
Luxembourg
Grand Duchy of Luxembourg
R.C.S. Luxembourg: B253360
Tel : +356 7995-6138
(Address of Principal Executive Offices)

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 12, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hoche Partners Pharma Holding S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 15,877,516
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,877,516
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,877,516*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	See Item 5

Explanatory Note:

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the statement on Schedule 13D of Hoche Partners Pharma Holding S.A. (the “Reporting Person” or “Hoche”) that was filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2021 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D, filed with the Commission on January 12, 2024, as amended by Amendment No. 2 to the Schedule 13D, filed with the Commission on February 20, 2024, as amended by Amendment No. 3 to the Schedule 13D, filed with the Commission on July 22, 2024, as amended by Amendment No. 4 to the Schedule 13D, filed with the Commission on July 29, 2024, and as further amended by Amendment No. 5 to the Schedule 13D, filed with the Commission on August 8, 2024 with respect to the ordinary shares, nominal value of $0.01 per share, of Procaps Group, S.A., (the “Issuer” or “Procaps”). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. This Amendment No. 6 is being filed for the purpose of publicly disclosing certain important developments in connection with the Reporting Person’s investment in Procaps. Except as set forth herein, the Schedule 13D is unmodified.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On July 25, 2024, Hoche made a non-binding offer to Procaps. The terms of such offer are set out below:

1.             Hoche would commit to invest $10 million in form of a convertible loan, under the condition that the majority shareholder commits to the same investment amount at the same terms (except as set forth under 3).

2.             The exact terms of the convertible loan would need to be negotiated, and would entail a reasonable interest rate, convertible at the then market price upon the occurrence of a public equity capital raise of a minimum amount to be discussed (the “Qualified Financing”).  Should the Qualified Financing not occur by March 31, 2025, the loan will be immediately repayable.

3              Hoche’s loan would be secured by collateral to be provided by the majority shareholder, preferably in form of a pledge of its shares in the company.  Upon conversion, the pledge would be terminated. The majority shareholders would also provide other forms of collateral to enable Procaps to comply with loan covenants.

4              To address the current material accounting issues that the company is facing, and to give comfort to Deloitte, the lender banks and the market, and as a condition to the financing commitment, the board of directors would have to be reconstituted as a smaller, 3 or 5 member board, consisting of Jose Minski, Alejandro Weinstein and other members to be discussed, but all of which would be independent from the majority shareholder.

5.            Other shareholders participating in the capital raise could be invited to serve on the board. Alejandro Weinstein would be appointed as chairman of the board to inject new trust into the company.  Obviously, this would require modifications to the nomination agreement as well as a shareholders meeting.

6.            The majority shareholders would reimburse the company for all costs and expenses that resulted from the inability to file its form 20-F on time and the subsequent accounting investigation.

7.            Hoche would hold off with any further actions that it has started to initiate.

8.            Hoche had kept the above offer open until Sunday, July 28, 5 p.m.

As Hoche has previously reported in Amendment No. 4 to the Schedule 13D, filed with the Commission on July 29, 2024, the majority shareholders made a bizarre counter-offer that was unacceptable ab initio. The counter-offer and had little to do with solidifying the Company’s position and instead was geared toward benefiting the majority shareholder.

Hoche’s offer appeared to be in the best interest of the company and other shareholders. Hoche’s view is that the majority shareholder still refuses to partake in serious and productive negotiations with minority shareholders. Hoche urges all board members to have serious discussions with the majority shareholder.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2024

hoche partners pharma holding s.a.

By:	/s/ Roman Sokolowski
Name: Roman Sokolowski
Title: Director

Stonehage Fleming Corporate Service Luxembourg S.A., Director

By:	/s/ Alexander Ludbrook
Name: Alexander Ludbrook - Miles
Title: Director

By:	/s/ Ariane Vansimpsen
Name: Ariane Vansimpsen
Title: Director